Delisting Determination, The Nasdaq Stock Market, LLC, August 20, 2009, Avistar Communications Corporation. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Avistar Communications Corporation (the Company), effective at the open of business on August 31, 2009. Based on a review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Rule 5505(b)(2). (Rule 5505(b)(2) was enumerated as Rule 4310(c)(2)(B) at the time of the determination.) On December 24, 2008, after review of the Companys compliance plan, staff notified the Company that its shares would be delisted unless it requested a hearing. On December 30, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815(a)(1)(A). Upon review of the information provided by the Company, by decision dated April 2, 2009 the Panel determined to grant an extension to the Company until June 22, 2009. On June 3, 2009, the Company requested that the Panel grant it an extension beyond June 22, 2009. On June 12, 2009, the Panel issued a decision affirming its April 2, 2009 decision. On June 17, 2009, the Company exercised its right to appeal the June 12, 2009 Panel decision to the Nasdaq Listing and Hearing Review Council (the Council) pursuant to Rule 5820(a). The Companys securities were suspended from trading on the Exchange at the open of trading on June 24, 2009. On August 6, 2009, the Company withdrew its appeal to the Council.